EXHIBIT 1
                                                                       ---------

For immediate release                                               8 March 2005


                              WPP Group plc ("WPP")

WPP announces that the acquisition of Grey Global Group Inc ("Grey") was completed on March 7, 2005, at 9 pm New York City time in accordance with the certificate of merger filed in the U.S. pursuant to the Agreement and Plan of Merger dated September 11 2004.

Application has been made to the UK Listing Authority and to the London Stock Exchange for the listing of 77,884,929 ordinary shares of 10p each fully paid in respect of the shares issued to Grey's stockholders. These shares rank pari passu in all respects with the existing issued ordinary shares. Admission of the new WPP ordinary shares to listing on the Official List and to trading on the London Stock Exchange is expected to become effective at 8.00 am U.K. time today.

For further information, please contact:

Feona McEwan, WPP London        44-20 7408 2204
www.wpp.com